UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)*

Gravity Co., Ltd.

(Name of Issuer)

Common Stock, Par Value Won 500 Per Share

(Title of Class of Securities)

38911N107

(CUSIP Number)

Keiko Nakajima

Heartis Inc.

Step Roppongi Building 2F

8-10 Roppongi 6-chome, Minato-ku,

Tokyo 106-0032, Japan

Telephone No.: 81-3-6888-7038

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38911N107	13D	Page 1

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Heartis Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 38911N107	13D	Page 1

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Inter Operations Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 38911N107	13D	Page 1

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Taizo Son
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION KOREA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed on February 22, 2008 (as amended) by Heartis Inc. (“Heartis”), Inter Operations Inc. (“Inter Operations”) and Taizo Son with respect to the common stock, par value Won 500 per share, of Gravity Co., Ltd., a corporation organized under the laws of the Korea (the “Company”) (the “Common Stock”), and is being filed by Heartis, Inter Operations and Taizo Son who are collectively referred to as the “Reporting Persons”.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

As a result of the transaction described in Item 5, the Reporting Persons no longer beneficially own any shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented by adding the following:

On April 1, 2008, the share subscription agreement described in this Schedule 13D (the “Share Subscription Agreement”) between Heartis and GungHo Online Entertainment, Inc. (“GungHo”), a corporation organized under the laws of Japan, was consummated. As a result, the legal title to 3,640,619 shares of Common Stock (the “Shares”) that Heartis held until such time was transferred to GungHo. From such time, the Reporting Persons no longer beneficially own any shares of Common Stock.

GungHo is held 21.1% (on a fully diluted basis) by Heartis and 14.7% (on a fully diluted basis) by Asian Groove, Inc. (“Asian Groove”), a corporation organized under the laws of Japan. Taizo Son, the Chairman of GungHo, controls Heartis through his ownership of 100% of the issued share capital of Inter Operations which owns 100% of the issued share capital of Heartis. Taizo Son also controls Asian Groove by directly owning 33.3% of the issued share capital of Asian Groove, and indirectly owning, through his ownership of Inter Operations, a further 33.3% of Asian Groove. Thus, Taizo Son indirectly owns or controls 35.8% of the issued share capital of GungHo.

Also, 33.6% of the issued share capital of GungHo is owned by Softbank BB Corp. (“Softbank BB”), a corporation organized under the laws of Japan, and a subsidiary of SOFTBANK CORP. (“Softbank”), a corporation organized under the laws of Japan. Masayoshi Son is the Chairman & CEO of Softbank and Softbank BB, and brother to Taizo Son.

Despite the abovementioned direct and indirect ownership of GungHo by the Reporting Persons, along with Taizo Son’s familial relationship with Masayoshi Son, the Reporting Persons disclaim beneficial ownership of the Shares because they do not believe they have the ability to control GungHo’s voting or disposition of the Shares. There is no agreement or understanding between Taizo Son and Masayoshi Son as to GungHo’s voting or disposition of the Shares. Shares of GungHo not held by Heartis, Asian Groove or Softbank BB are held by public shareholders unaffiliated with the Reporting Persons. GungHo is a public company listed on the Nippon New Market Hercules in Japan, and the directors of GungHo owe a fiduciary duty to shareholders under Japanese law.

- i -

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2008

Heartis Inc.

By:	/s/ Taizo Son
Name:	Taizo Son
Title:	Chief Executive Officer

Inter Operations Inc.

By:	/s/ Taizo Son
Name:	Taizo Son
Title:	Director

/s/ Taizo Son
Taizo Son